

May 6, 2020

Chase Leavitt, Esq.
General Counsel
Lineage Cell Therapeutics, Inc.
2173 Salk Avenue
Carlsbad, CA 92008

> **Re: Lineage Cell Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 1, 2020**
> **File No. 333-237975**

Dear Mr. Leavitt:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at (202) 551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Steven Przesmicki, Esq.